PROTECTION ONE, INC.

PROTECTION ONE ALARM MONITORING, INC.

March 6, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Kathryn Jacobson
Dean Suehiro
Scott G. Hodgdon

Re:	Comment Letter Dated January 29, 2009
Regarding Protection One, Inc.
Protection One Alarm Monitoring, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Nos. 001-12181-01 and 001-12181

Ladies and Gentlemen:

Further to our conversations with the staff of the Securities and Exchange Commission (the “Staff”) on March 3, 2009 and March 4, 2009, on behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (together, the “Company” or “Protection One”), we hereby provide to the Staff supplemental information to the Company’s response letter dated February 11, 2009 to the Staff’s comment letter dated January 29, 2009.

1.              Please tell us whether a risk adjustment component was included in the determination of the discount rate or in the cash flow projections of your annual goodwill impairment assessment.

Response:

The discount rate for the reporting units utilized in the annual goodwill impairment assessment was based on a weighted average cost of capital (“WACC”) analysis.  The betas of the guideline companies identified reflect the market’s risk perception of companies in the security alarm industry.   There was also a company specific risk adjustment (alpha) component included in the capital asset pricing model (“CAPM”) calculation of the cost of equity.

An analysis was made of short-term interest rates, the yields of long-term corporate and government bonds, and other alternative investment instruments, as well as the typical capital structure of companies in the industry.

Given that the cash inflows and outflows were projected on an invested capital basis, the selected discount rate was weighted to incorporate the rates of return required by all suppliers of capital:  debt and equity.  Because the Company was estimating the control value that a market participant would pay for the reporting units, the discount rate was based on the typical capital structure of firms in the same or related industry as the Company.

The steps taken in the development of the discount rate were as follows:

•                  The cost of equity, or required return on equity, was estimated using a CAPM calculation.

•                  The current after tax yields on appropriate income securities were analyzed for an indication of the cost of interest-bearing debt.

•                  The indicated costs of equity and interest-bearing debt were proportionately weighted using an industry based capital structure for an indication of the overall WACC.

The CAPM used to calculate the cost of equity was based on the premise that a market participant’s required rate of return is equal to the riskless rate plus an equity risk premium adjusted by an industry risk factor based on beta, plus a company specific risk premium (if applicable).  The beta is developed by analyzing the historical relationship between the return required by investors in a particular industry and the average return required by investors in the market as a whole.  A company specific risk factor was also included in the CAPM.

2.              Please tell us the underlying assumptions related to the cost of debt utilized in your determination of the discount rate used for your valuation analysis and explain why the concluded weighted average cost of capital of a market participant would differ from the Company’s own weighted average cost of capital.

Response:

Pursuant to paragraph 24 of SFAS 142, Goodwill and Other Intangible Assets, cash flow estimates shall incorporate assumptions that marketplace participants would use in their estimates of fair value.  To estimate fair value, the Company present values its future cash flows using a WACC.  The Company estimates the WACC using marketplace participant assumptions as to the assumed capital structure.  To determine an appropriate market participant capital structure, the Company evaluated the capital structure of a group of nine guideline companies.  Most of the guideline companies selected were security industry participants, but the group also included companies in the cable television and satellite service industries.  The Company believes these industries are related to and reasonably comparable to the security industry because participation in both involves a large number of subscribers typically requiring an upfront investment to establish the subscriber in return for a recurring monthly revenue stream.  Based on a review of the guideline companies, a 40% debt to capital structure was determined to be a reasonable reflection of a market participant.

The cost of debt used for the valuation was based on Moody’s Baa-rated corporate bonds as published by the Federal Reserve.  An effective tax rate of 38% was assumed to determine the after-tax cost of debt.  Market-based data of the current cost of debt of the comparable companies was considered, though it was found to be largely not available for the analysis.  The market cost of debt of the comparable companies, therefore, was not relied upon.  The Company’s actual cost of debt was not relied upon in this analysis as it does not reflect the debt cost of market participants.  Market participants are the likely set of industry and financial buyers of a security alarm company in a hypothetical control value transaction.  The cost of Baa-rated corporate bonds was deemed to be reflective of the debt cost of the market participants at the 40% debt capital structure that was concluded.

The Company concluded that a WACC of 9.5% was a reasonable estimate for a market participant based on the above analyses.  The Company’s WACC as of the testing date was greater than 9.5%, but the primary difference is that the Company was highly leveraged with a 70% debt to capital structure at the testing date.  The debt component of the Company’s WACC does not include a tax component as the Company is in a net tax loss position and currently not recording tax benefits. The after tax cost of debt included in the WACC analysis assumes a taxable market participant.  If the Company were to assume a 38% tax benefit on its debt costs, its WACC would be similar to the concluded WACC of a market participant.

3.              Please provide your proposed disclosure that explains your rationale as to why an accelerated method of amortization best approximates the results that would be obtained by utilization of a straight-line amortization method on a specific contract basis with specific write-off when a customer relationship terminates.

Response:

The Company will revise its critical accounting policy disclosure in future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable.  The following presents the proposed critical accounting policy disclosure related to deferred customer acquisition revenue and associated costs which supplements the proposed disclosure to Staff comment #4 in the Company’s response letter dated February 11, 2009:

“The Company amortizes deferred customer acquisition costs and revenue related to its Retail customers using an accelerated basis because it believes this method best approximates the results that would be obtained if the Company accounted for these deferred costs and revenue on a specific contract basis utilizing a straight-line amortization method with write-off upon customer termination.  The Company does not track deferred customer acquisition costs and revenue on a contract by contract basis in its Retail segment, and as a result, is not able to write-off the remaining balance of a specific contract when the customer relationship terminates.  Deferred customer acquisition costs and revenue are accounted for using pools, with separate pools based on the month and year of acquisition.

The Company periodically performs a lifing study with the assistance of a third-party appraisal firm to estimate the average expected life and attrition pattern of its customers.   The lifing study is based on historical customer terminations.  The results of our lifing studies indicate that the Company’s customer pools can expect a declining revenue stream.  The Company evaluates the differing rates of declining revenue streams for each customer pool and selects an amortization rate that closely matches the respective decline curves.  Such analysis is used to establish the amortization rates of the Company’s customer account pools in order to reflect the pattern of future benefit.

Given that the amortization lives and methods are developed using historical attrition patterns and consider actual customer termination experience, the Company believes such amortization lives and methods approximate the results of amortizing on a specific contract basis with write-off upon termination.”

*              *              *              *

The Company trusts that the foregoing has been responsive to the Staff’s requests.  Please do not hesitate to contact me at (785) 856-9370 with any questions regarding this supplemental information.  Thank you for your assistance in this matter.

Sincerely,

/s/ Darius G. Nevin

Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc

cc:	Richard Ginsburg, Protection One, Inc.
Sarah Strahm, Protection One, Inc.
Mark Lacy, Deloitte & Touche LLP
R. Scott Falk, Kirkland & Ellis LLP